TO:	British Columbia Securities Commission
Alberta Securities Commission

Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CHANGE OF STATUS REPORT

SilverCrest Metals Inc. (the “Company”) hereby gives notice pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) that the Company has ceased to be a “venture issuer” within the meaning of NI 51-102.

DATED this 5th day of March, 2019.

SILVERCREST METALS INC.

Per: Anne Yong
Anne Yong
Chief Financial Officer